

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2019

Nicholas Akins
CEO
Ohio Power Co.
1 Riverside Plaza
Columbus, Ohio 43215

> **Re: Ohio Power Co.**
> **Registration Statement on Form S-3**
> **Filed March 6, 2019**
> **File No. 333-230094**

Dear Mr. Akins:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products